Exhibit 21.1

TechTarget, Inc.

List of Subsidiaries

Subsidiary Legal Name	Employer ID Number	% Owned	State/Country Incorporated
TechTarget Securities Corporation	20-1921630	100%	MA
TechTarget Limited	NA	100%	United Kingdom
TechTarget (HK) Limited	NA	100%	Hong Kong
TechTarget (Beijing) Information Technology Consulting Company, Limited *	NA	100%	China
TechTarget (Australia) Pty Ltd.	NA	100%	Australia
TechTarget (Singapore) PTE. Ltd.	NA	100%	Singapore
E-Magine Médias SAS	NA	100%	France
TechTarget Germany GmbH	NA	100%	Germany
BrightTALK, Inc.	NA	100%	DE
BrightTALK Limited	NA	100%	United Kingdom

* Effective December 26, 2018, the entity was no longer a subsidiary.